UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2018
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 7, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Announces Voting Results for Election of Directors
-James Pantelidis appointed as new Chairman of the Board

MONTREAL, QUEBEC and SARASOTA, FLORIDA - June 7, 2018 -Intertape Polymer Group Inc. (TSX:ITP) (the "Company") today announced that all eight nominees listed in its management information circular dated April 25, 2018 were elected as Directors of the Company at its annual and special meeting of shareholders (the "Meeting") held today in Toronto. Following the Meeting, Mr. James Pantelidis, who has served on the Company's Board of Directors since 2012, was appointed as the new Chairman of the Board.

“On behalf of the entire organization, I thank George for his contribution and leadership he provided the Board during the last decade. His commitment and support at the board level as we transitioned to our growth strategy were significant,” said Greg Yull, President and CEO of Intertape Polymer Group. “James Pantelidis has shown insight and leadership as a member of the Board during the past six years and we will benefit from his continued contribution and guidance as our new Chairman.”
Mr. James Pantelidis has more than 30 years of experience in the petroleum industry. He brings the Company a wealth of experience and knowledge in executive leadership, operations, sales and marketing, mergers and acquisitions, international business as well as finance. He is currently Chairman of the Board of Parkland Fuel Company and EnerCare Inc. He has a Bachelor of Science degree and a Master of Business Administration degree, both from McGill University, Montreal, Québec.
At the Meeting, a ballot was held for the election of Directors. Based on proxies received prior to the Meeting and ballots cast, the eight Directors were elected with the following results:

Name of Nominee	Votes for	%	Votes Withheld	%
Robert M. Beil	40,884,850	92.87	3,140,045	7.13
Frank Di Tomasso	41,024,548	93.18	3,000,347	6.82
Robert J. Foster	42,664,510	96.91	1,360,385	3.09
James Pantelidis	43,889,006	99.69	135,889	0.31
Jorge N. Quintas	42,666,148	96.91	1,358,747	3.09
Mary Pat Salomone	42,615,777	96.80	1,409,118	3.20
Gregory A. C. Yull	43,888,084	99.69	136,811	0.31
Melbourne F. Yull	42,321,256	96.13	1,703,639	3.87
The biographies of Directors and further details about the Company's corporate governance practices are available at www.itape.com.
At the Meeting, Raymond Chabot Grant Thornton LLP was re-appointed as auditor of the Company.
A resolution accepting, in an advisory, non-binding capacity, the Corporation's approach to executive compensation was also approved by shareholders at the Meeting.

About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,600 employees with operations in 19 locations, including 13 manufacturing facilities in North America and one each in Europe and Asia.
FOR FURTHER INFORMATION CONTACT:
LodeRock Advisors Inc.
Ross Marshall 416-247-8819